

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561
Via Mail and Facsimile to (978) 524-8887

December 11, 2009

Nicholas Bouchard, VP of Finance & Operations
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, MA 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 11, 2009**
> **File No. 000-49957**

Dear Mr. Bouchard:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel